Eversheds Sutherland (US) LLP

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dodiekent@eversheds-sutherland.com

January 16, 2026

Via Correspondence

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Division of Investment Management

Re:	Brighthouse Life Insurance Company

Brighthouse Retirement Account Annuity

Post-Effective Amendment No. 1 to the Registration Statement on Form N-4

File No. 333-290025

Dear Ms. Dubey,

On behalf of Brighthouse Life Insurance Company (the “Company”), we are responding to the comments you conveyed to the undersigned on December 16, 2025, with regard to the Company’s above-referenced filing (the “Amendment”). This letter has been filed as Correspondence and the Company will make corresponding revisions to the Amendment in response to the staff’s comments. Changes made to the Amendment in response to the staff’s comments will be reflected in a subsequent post-effective amendment. A courtesy blackline will be provided to the staff.

For your convenience, each of the staff’s comments are repeated below, followed by the Company’s responses.

1.	Comment: Confirm that the Company will file 485BXT filings until comments are resolved.

Response: The Company confirms.

2.	Comment: In the table of contents, please add “Systematic Withdrawals” below the heading “Access to Your Money.”

Response: The Company has made the requested revision.

3.	Comment: On p. 6, under “Accessing Your Money,” if accurate, disclose that withdrawals could result in significant reductions to account value, the death benefit, and contract benefits.

Response: The Company has made the requested revision.

4.

Comment: On p.7, under “Contract Adjustment” in the heading, and wherever else the term appears, please replace the term “contract adjustment,” with the term “market value adjustment.” The view is that investors won’t know what a “contract adjustment” is.

Response: The Company has made the requested revision.

5.	Comment: On p. 8, in the row for “Are There Charges or Adjustments for Early Withdrawals?” :

a.	Under the MVA paragraph, replace “may” with “will” in the third line and in the last line of paragraph. Please apply this change globally.

b.

In the same paragraph, after “Contract discontinuations,” please add, “or if you take a withdrawal under the Liquidity Benefit during the Annuity Period.” It should be clear as to when the MVA applies.

c.	In the second sentence of the same paragraph, please replace “from the Fixed Account” with “or withdrawn.”

Response: The Company has made the requested revisions.

6.

Comment: On p. 9, in the row entitled “Are There Ongoing Fees and Expenses,” in the “Minimum” column, please change 0.45% to 0.30% percent and add a footnote that states: “(e.g., as a percentage of average daily net assets of the Separate Account). This charge only applies during the Annuity Period and only if you have elected the Variable Annuitization Floor Benefit.” Also, remove footnote 4 from the “Maximum” column, because that charge should not be called an additional charge for this row of fees because it is in addition to the separate account fee, not in addition to the 0.45%.

Response: The Company has included the charge for the Variable annuitization Floor Benefit in the “Optional Benefits Available for an Additional Charge” row of the Annual Fee table of the KIT, pursuant to the staff’s comment. Because the current charge for the benefit is 3.00%, we have included this charge in the “Maximum” column of the table and added the footnote requested by the staff. The Company respectfully declines to describe this optional benefit charge as a base contract expense and has made related clarifying revisions in the “Charges, Deductions, and Adjustments” section of the prospectus in response to the staff’s comment.

7.	Comment: At the bottom of p. 9, in the Lowest and Highest Annual Cost table:

a.	Please add a bullet in both columns that says, “No loans.”

b.	Add two bullets to the Lowest Annual Cost column: (1) no market value adjustment, and (2) no withdrawal charges.

Response: The Company has reviewed the disclosure and made certain revisions in response to the staff’s comment. Respectfully, the Company declines to add a bullet stating “no withdrawal charges” as the instructions for this table do not require this disclosure and there is an existing bullet explicitly stating no withdrawals.

8.

Comment: On p. 10, in the row entitled, “Is This a Short Term Investment,” in the first bullet, please also disclose that withdrawals could result in significant reductions in account value and optional benefits, by even more than the amount withdrawn.

Response: The Company has made the requested revision.

9.	Comment: On p. 11, in the row entitled, “Are There Restrictions on the Investment Options,” in the third bullet, please replace “your Contract” with “this prospectus.”

Response: The Company has made the requested revision.

10.	Comment: In the same row, in the fourth bullet point, disclose the “special limitations.”

Response: The Company has made the requested revision.

11.

Comment: On p. 14, in the bold legend above the fund expenses table, please add the following sentence after the first sentence: “Expenses shown may change over time and may be higher or lower in the future.”

Response: The Company has made the requested revision.

12.

Comment: In the Fee Table example, please disclose that these examples assume that the contract is owned during the Accumulation Period, and disclose that investors will pay different expenses during the Annuity Period if they elect the Variable Annuitization Floor Benefit. Also add a cross reference to the discussion of this expense later in the prospectus. See Instruction 2 to Item 4 of Form N-4.

Response: The Company has made the requested revision.

13.

Comment: On p. 15, under “Optional Benefits Risk,” please also disclose that withdrawals could result in significant reductions to account value, the death benefit, and contract benefits by an amount greater than the value withdraw, assuming that is accurate.

Response: The Company has made the requested revision.

14.

Comment: On p. 17, under “The Annuity Contract and Your Retirement Plan,” with regard to the first paragraph, consider adding as a principal risk that the available Contract features under a group arrangement are subject to the plan’s terms.

Response: The Company has reviewed the disclosure and made clarifying revisions to the first paragraph under “The Annuity Contract and Your Retirement Plan.” With respect to adding a principal risk, the Company refers the staff to the existing “Plan Terms Risk” in the Principal Risks section. The Company has made clarifying revisions to this risk that correspond to the revisions made in the first paragraph under “The Annuity Contract and Your Retirement Plan.”

15.

Comment: On p. 18, under “The Annuity Contract,” in the third paragraph, remove last two sentences of paragraph three and disclose all material state variations in the prospectus. See Item 8(a) in Form N-4.

Response: The Company confirms that all material state variations will be disclosed in the 485(b) filing.

16.	Comment: On p. 18, in the third sentence of the sixth paragraph, please disclose the state variations.

Response: The Company has revised the disclosure and confirms that all material state variations will be disclosed in the 485(b) filing.

17.	Comment: On p. 19, under “Non-Natural Persons as Owners or Beneficiaries,” please disclose what “stretch” means in plain English.

Response: The Company has made the requested revision.

18.

Comment: On p. 24, with regard to the disclosure under “Contract Values,” please add disclosure in the Fixed Options table in the investment options appendix Item 17 stating that the Fixed Account is also used for dollar cost averaging in order to clarify the minimum rate that someone is guaranteed while they are dollar cost averaging out of the Fixed Account.

Response: The Company has reviewed the disclosure and made clarifying revisions to the disclosure above the Fixed Options table in Appendix A.

19.

Comment: On p. 30-31, in the first and second “no. 2” on the page, in the second paragraph under the section for Contracts issued in Connecticut, and in the first paragraph at the top of pdf p. 31, please disclose the material state variations and the minimum rate permitted under Connecticut state law, as applicable.

Response: The Company has revised the disclosure and confirms that all material state variations will be disclosed in the 485(b) filing.

20.	Comment: On p. 36, under “Access to Your Money,” please revise the last sentence of the first paragraph, as an owner may make withdrawals pursuant to the Liquidity Benefit.

Response: The Company has made the requested revision.

21.

Comment: In the same section, please also disclose that full and partial withdrawals are subject to withdrawal charges and federal income taxes and may be subject a 10% federal penalty tax if the contract owner is under age 59 1⁄2. Please state the impact of withdrawals on the Contract value, death benefit, loans, and Contract benefits, including the optional death benefit. Please state how withdrawals are allocated from the investment options, including in the absence of instructions from the investor. See Item 12 of Form N-4.

Response: The Company has made the requested revisions. Respectfully, the Company notes that the “Access to Your Money” section already has disclosure explaining how withdrawals are allocated from the investment options (see 2nd paragraph, formerly 1st paragraph).

22.	Comment: On the same page, in the second paragraph, please replace 5 business days with 7 calendar days, pursuant to Section 22(e).

Response: The Company has made the requested revision.

23.

Comment: On p. 37, under “Contract Discontinuance,” in the first sentence of the fourth paragraph, it is stated that the MVA applies only upon discontinuance of the contract or withdrawals under the LBO. Please revise this sentence or clarify throughout the prospectus that these other scenarios will also trigger the MVA.

Response: In response to the staff’s comment, the Company has reviewed the disclosure in the referenced paragraph and revised for clarity by removing language indicating there are other scenarios that would trigger the MVA. The only time the Company will apply the MVA during the Accumulation Period is if there is a full surrender of the Fixed Account due to a discontinuation of the Contract during the Accumulation Period.

24.	Comment: On p. 40, in the Benefits Table under “Nursing Home Confinement Rider,” the last bullet states that the benefit is not available in all states. Please disclose material state variations.

Response: The Company has made the requested revision.

25.

Comment: on p. 46, under “The Annuity Period,” in the second to last sentence of the first paragraph, and on p. 51 under “Right to Return,” please disclose material state variations with regard to the Free Look.

Response: The Company confirms that all material state variations will be disclosed in the 485(b) filing.

26.	Comment: Please consolidate Appendix B into Appendix A, because investment option restrictions must be disclosed in Appendix A, per Item 17(d). This also applies to Appendix E.

Response: In response to the first part of the staff’s comment, the Company has consolidated Appendix B into Appendix A. Respectfully, the Company declines to consolidate Appendix E into Appendix A. The disclosure described in Appendix E does not describe investment restrictions under an optional benefit as required by item 17(d). The Competing Funds in Appendix E have certain transfer restrictions associated with them, not related to an optional benefit, and the Company has determined that this disclosure is more appropriate in its own appendix.

27.	Comment: In Appendix F, please disclose material state variations.

Response: The Company has reviewed the disclosure in Appendix F and revised for clarity by removing the statement referring investors to the Contract for state variations of the waiver.

28.	Comment: On p. 11 of the SAI, include a hyperlink to the N-VPFS.

Response: The Company confirms that the hyperlink will be included in the 485(b) filing.

*  *  *

We appreciate the staff’s review of and comments on this Amendment. If you have any additional questions or concerns, please contact the undersigned by telephone at (212) 389-5080, or by email at dodiekent@eversheds-sutherland.com.

Very truly yours,

/s/ Dodie C. Kent
Dodie Kent
Partner, Eversheds Sutherland (US) LLP

cc:	Michele H. Abate, Head of Securities Products & Funds Law, Brighthouse Financial

Alyson Saad, Managing Corporate Counsel, Brighthouse Financial